UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

TrueCar, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

89785L 107

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89785L 107

1.	Names of Reporting Persons. Anthem Ventures Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power -0-

	6.	Shared Voting Power 2,769,670 (1)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 2,769,670 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,769,670 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.3% (2)

12.	Type of Reporting Person (See Instructions) PN

(1)         Represents shares of the Issuer’s common stock held of record by Anthem Ventures Fund, L.P. (“AVF”). Anthem Venture Investors, LLC (“AVI LLC”) is the general partner of AVF and, as such, may be deemed to have the power to vote and dispose of the Issuer’s shares of common stock held of record by AVF. William R. Woodward is the managing member of AVI LLC and, as such, may be deemed to have the power to vote and dispose of the Issuer’s shares of common stock held of record by AVF.

(2)         Based on 83,016,735 shares of the Issuer’s common stock outstanding as of December 31, 2015.

CUSIP No. 89785L 107

1.	Names of Reporting Persons. Anthem Venture Investors, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power -0-

	6.	Shared Voting Power 2,769,670(1)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 2,769,670 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,769,670 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.3% (2)

12.	Type of Reporting Person (See Instructions) OO

(1)         Represents shares of the Issuer’s common stock held of record by AVF. AVI LLC is the general partner of AVF and, as such, may be deemed to have the power to vote and dispose of the Issuer’s shares of common stock held of record by AVF. William R. Woodward is the managing member of AVI LLC and, as such, may be deemed to have the power to vote and dispose of the Issuer’s shares of common stock held of record by AVF.

(2)         Based on 83,016,735 shares of the Issuer’s common stock outstanding as of December 31, 2015.

CUSIP No. 89785L 107

1.	Names of Reporting Persons. Anthem Ventures Annex Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power -0-

	6.	Shared Voting Power 1,507,768 (1)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 1,507,768 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,507,768 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.8% (2)

12.	Type of Reporting Person (See Instructions) PN

(1)         Represents shares of the Issuer’s common stock held of record by Anthem Ventures Annex Fund, L.P. (“AVAF”). Anthem Venture Annex Investors, LLC (“AVAI LLC”) is the general partner of AVAF and, as such, may be deemed to have the power to vote and dispose of the Issuer’s shares of common stock held of record by AVAF. William R. Woodward is the managing member of AVAI LLC and, as such, may be deemed to have the power to vote and dispose of the Issuer’s shares of common stock held of record by AVAF.

(2)         Based on 83,016,735 shares of the Issuer’s common stock outstanding as of December 31, 2015.

CUSIP No. 89785L 107

1.	Names of Reporting Persons. Anthem Venture Annex Investors, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power -0-

	6.	Shared Voting Power 1,507,768 (1)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 1,507,768 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,507,768 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.8% (2)

12.	Type of Reporting Person (See Instructions) OO

(1)  Represents shares of the Issuer’s common stock held of record by AVAF. AVAI LLC is the general partner of AVAF and, as such, may be deemed to have the power to vote and dispose of the Issuer’s shares of common stock held of record by AVAF. William R. Woodward is the managing member of AVAI LLC and, as such, may be deemed to have the power to vote and dispose of the Issuer’s shares of common stock held of record by AVAF.

(2)  Based on 83,016,735 shares of the Issuer’s common stock outstanding as of December 31, 2015.

CUSIP No. 89785L 107

1.	Names of Reporting Persons. Anthem/MIC Strategic Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power -0-

	6.	Shared Voting Power 101,434 (1)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 101,434 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 101,434 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.1% (2)

12.	Type of Reporting Person (See Instructions) PN

(1)  Represents shares of the Issuer’s common stock held of record by Anthem/MIC Strategic Partners, L.P. (“ASP”). Anthem Strategic Capital, LLC (“ASC LLC”) is the general partner of ASP and, as such, may be deemed to have the power to vote and dispose of the Issuer’s shares of common stock held of record by ASP. William R. Woodward is the managing member of ASC LLC and, as such, may be deemed to have the power to vote and dispose of the Issuer’s shares of common stock held of record by ASP.

(2)  Based on 83,016,735 shares of the Issuer’s common stock outstanding as of December 31, 2015.

CUSIP No. 89785L 107

1.	Names of Reporting Persons. Anthem Strategic Capital, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power -0-

	6.	Shared Voting Power 101,434 (1)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 101,434 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 101,434 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.1% (2)

12.	Type of Reporting Person (See Instructions) OO

(1)  Represents shares of the Issuer’s common stock held of record by ASP. ASC LLC is the general partner of ASP and, as such, may be deemed to have the power to vote and dispose of the Issuer’s shares of common stock held of record by ASP. William R. Woodward is the managing member of ASC LLC and, as such, may be deemed to have the power to vote and dispose of the Issuer’s shares of common stock held of record by ASP.

(2)  Based on 83,016,735 shares of the Issuer’s common stock outstanding as of December 31, 2015.

CUSIP No. 89785L 107

1.	Names of Reporting Persons. Anthem Venture Management LLC Defined Benefit Pension Plan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power -0-

	6.	Shared Voting Power 38,655 (1)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 38,655 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,655 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0% (2)

12.	Type of Reporting Person (See Instructions) OO

(1)   Represents shares of the Issuer’s common stock held of record by the Anthem Venture Management LLC Defined Benefit Pension Plan (the “AVM DBP Plan”). William R. Woodward is the trustee of the AVM DBP Plan and, as such, may be deemed to have the power to vote and dispose of the Issuer’s shares of common stock held of record by the AVM DBP Plan.

(2)   Based on 83,016,735 shares of the Issuer’s common stock outstanding as of December 31, 2015.

CUSIP No. 89785L 107

1.	Names of Reporting Persons. TC Profits, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power -0-

	6.	Shared Voting Power 171,778 (1)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 171,778 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 171,778 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.2% (2)

12.	Type of Reporting Person (See Instructions) PN

(1)   Represents shares of the Issuer’s common stock held of record by TC Profits, L.P. (“TCP”). Public Venture Investors, LLC (“PVI LLC”) is the general partner of TCP and, as such, may be deemed to have the power to vote and dispose of the Issuer’s shares of common stock held of record by TCP. William R. Woodward is the managing member of PVI LLC and, as such, may be deemed to have the power to vote and dispose of the Issuer’s shares of common stock held of record by TCP.

(2)   Based on 83,016,735 shares of the Issuer’s common stock outstanding as of December 31, 2015.

CUSIP No. 89785L 107

1.	Names of Reporting Persons. Public Venture Investors, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power -0-

	6.	Shared Voting Power 7,500(1)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 7,500 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,500 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0% (2)

12.	Type of Reporting Person (See Instructions) OO

(1)   Consists of (i) 171,778 shares of the Issuer’s common stock held of record by TCP, and (ii) 7,500 shares of the Issuer’s common stock held of record by PVI LLC. PVI LLC is the general partner of TCP and, as such, may be deemed to have the power to vote and dispose of the Issuer’s shares of common stock held of record by TCP. William R. Woodward is the managing member of PVI LLC and, as such, may be deemed to have the power to vote and dispose of the Issuer’s shares of common stock held of record by TCP.

(2)   Based on 83,016,735 shares of the Issuer’s common stock outstanding as of December 31, 2015.

CUSIP No. 89785L 107

1.	Names of Reporting Persons. Cybervest Fund (“Cyb”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power -0-

	6.	Shared Voting Power 588,960(1)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 588,960 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 588,960 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.7% (2)

12.	Type of Reporting Person (See Instructions) OO

(1)   Consists of (i) 588,960 shares of the Issuer’s common stock held of record by CYB, and William R. Woodward is the authorized manager representative of and, as such, may be deemed to have the power to vote and dispose of the Issuer’s shares of common stock held of record by CYB

(2)   Based on 83,016,735 shares of the Issuer’s common stock outstanding as of December 31, 2015.

CUSIP No. 89785L 107

1.	Names of Reporting Persons. William R. Woodward

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 5,466,714 (1)

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 5,5,466,714 (1)

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,466,714 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.6% (2)

12.	Type of Reporting Person (See Instructions) IN

(1)   Consists of (i) 2,769,670 shares of the Issuer’s common stock held of record by AVF, (ii) 1,507,768 shares of the Issuer’s common stock held of record by AVAF, (iii) 101,434 shares of the Issuer’s common stock held of record by ASP, (iv) 38,655 shares of the Issuer’s common stock held of record by the AVM DBP Plan, (v) 171,778 shares of the Issuer’s common stock held of record by TCP, (vi) 7,500 shares of the Issuer’s common stock held of record by PVI LLC, (vii) 174,949shares of the Issuer’s common stock held of record by WRW Investments, L.P., (viii) 6,000 shares of the Issuer’s common stock held of record by each of the DLW 1997 Investment Trust, the HRW 1997 Investment Trust, the TBW 2005 Investment Trust and the LAW 1997 Investment Trust, (ix) 5,000 shares of the Issuer’s common stock held of record by an individual retirement account for the benefit of William R. Woodward, (x) 588,960 shares of the Issuer’s common stock held of record by Cybervest Fund “CYB” and (xi) and 77,000 shares of the Issuer’s common stock held of record by William R. Woodward. William R. Woodward is the general partner of WRW Investments, L.P. and the trustee of each of the DLW 1997 Investment Trust, the HRW 1997 Investment Trust, the TBW 2005 Investment Trust and the LAW 1997 Investment Trust and, as such, may be deemed to have the power to vote and dispose of the Issuer’s shares of common stock held of record by such entity and each such trust. Each of AVI LLC, AVAI LLC, ASC LLC and PVI LLC is the general partner of AVF, AVAF, ASP and TCP, respectively, and, as such, may be deemed to have the power to vote and dispose of the Issuer’s shares of common stock held of record by AVF, AVAF, ASP and TCP, respectively. William R. Woodward is the managing member of each of AVI LLC, AVAI LLC, ASC LLC and PVI LLC, an authorized representative of CYB and the trustee of the AVM DBP Plan and, as such, may be deemed to have the power to vote and dispose of the Issuer’s shares of common stock held of record by each of AVF, AVAF, ASP, TCP,CYB and the AVM DBP Plan.

(2)   Based on 83,016,735 shares of the Issuer’s common stock outstanding as of December 31, 2015.

Item 1.
	(a)	Name of Issuer: TrueCar, Inc.
	(b)	Address of Issuer’s Principal Executive Offices: 120 Broadway, Suite 200 Santa Monica, California 90401

Item 2.
(a)

Name of Person Filing:
This Schedule 13G (the “Statement”) is being jointly filed by the following entities and individuals (collectively, the “Reporting Persons”):

Anthem Ventures Fund, L.P. (“AVF”);

Anthem Venture Investors, LLC (“AVI LLC”);

Anthem Ventures Annex Fund, L.P. (“AVAF”);

Anthem Venture Annex Investors, LLC (“AVAF LLC”);

Anthem/MIC Strategic Partners, L.P. (“ASP”);

Anthem Strategic Capital, LLC (“ASC LLC”);

Anthem Venture Management LLC Defined Benefit Pension Plan (“AVM DBP Plan”);

TC Profits, L.P. (“TCP”);

Public Venture Investors, LLC (“PVI LLC”);

Cybervest Fund,(“Cyb”) and

William R. Woodward.

The Reporting Persons have entered into a Joint Filing Agreement, dated May15, 2016, a copy of which is filed as an exhibit to this Statement, pursuant to which the Reporting Persons have agreed to file this Statement and all amendments hereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

	(b)	Address of Principal Business Office or, if none, Residence: c/o Anthem Venture Partners 225 Arizona Avenue, Suite 200 Santa Monica, California 90401
	(c)	Citizenship: See Item 4 of the cover page for each Reporting Person.
	(d)	Title of Class of Securities: Common Stock
	(e)	CUSIP Number: 89785L 107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

Item 4.	Ownership

The approximate  percentages of the Issuer’s common stock reported as beneficially owned by each Reporting Person is based upon 83,016,735 shares of the Issuer’s common stock outstanding as of December 31, 2015.

(a) Amount beneficially owned: See Row 9 of the cover page for each Reporting Person.
(b) Percent of class: See Row 11 of the cover page for each Reporting Person.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See Row 5 of the cover page for each Reporting Person.
(ii) Shared power to vote or to direct the vote See Row 6 of the cover page for each Reporting Person.
(iii) Sole power to dispose or to direct the disposition of See Row 7 of the cover page for each Reporting Person.
(iv) Shared power to dispose or to direct the disposition of See Row 8 of the cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

[Note to Company:  Please indicate whether any person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the right to receive or the power to direct the receipt of proceeds from the sale of, the securities reported as beneficially owned by the Reporting Persons in this Statement (such as, for instance, if the limited partners of any of the limited partnerships or minority members or any of the LLCs are entitled to such dividends/proceeds through the terms of the applicable partnership or LLC agreements). If the response is affirmative, then please indicate, for each applicable entity, the rights held by such other persons (i.e. rights with respect to receipt of or power to direct receipt of dividends or profits) and the general identity of such other persons (i.e. limited partners/members).]

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certifications
Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February [15], 2015

Anthem Ventures Fund, L.P.		Anthem Venture Investors, LLC

By: Anthem Venture Investors, LLC, its General Partner

By:	/s/ William R. Woodward	By:	/s/ William R. Woodward
Name:	William R. Woodward	Name:	William R. Woodward
Title:	Managing Member	Title:	Managing Member

Anthem Ventures Annex Fund, L.P.		Anthem Venture Annex Investors, LLC

By: Anthem Venture Annex Investors, LLC, its General Partner

By:	/s/ William R. Woodward	By:	/s/ William R. Woodward
Name:	William R. Woodward	Name:	William R. Woodward
Title:	Managing Member	Title:	Managing Member

Anthem/MIC Strategic Partners, L.P.		Anthem Strategic Capital, LLC

By: Anthem Strategic Capital, LLC, its General Partner

By:	/s/ William R. Woodward	By:	/s/ William R. Woodward
Name:	William R. Woodward	Name:	William R. Woodward
Title:	Managing Member	Title:	Managing Member

TC Profits, L.P.		Public Venture Investors, LLC

By: Public Venture Investors, LLC, its General Partner

By:	/s/ William R. Woodward	By:	/s/ William R. Woodward
Name:	William R. Woodward	Name:	William R. Woodward
Title:	Managing Member	Title:	Managing Member

Anthem Venture Management LLC Defined Benefit Pension Plan		William Woodward

By:	/s/ William R. Woodward	By:	/s/ William R. Woodward
Name:	William R. Woodward	Name:	William R. Woodward
Title:	Trustee

Cybervest Fund

By	/s/ William R Woodward
Name:	William R. Woodward
Title:	representative

EXHIBIT INDEX

Exhibit 1: Joint Filing Agreement pursuant to Rule 13d-1(k)(1)